Exhibit 99.1

RISE Education Announces the Appointment of a New CFO

BEIJING, November 23, 2020 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced that Ms. Jiandong Lu has decided to resign from her role as the Company’s Chief Financial Officer (“CFO”) and director as of November 30, 2020 due to personal reasons. Mr. Warren Wang will assume the role of the CFO, effective December 1, 2020, and Ms. Jiandong Lu will remain with the Company until December 31, 2020 to ensure a smooth transition.

Mr. Wang has extensive experience working in senior finance roles. Before joining the Company, Mr. Wang served as the chief financial officer of Tujia, a short-term lodging rental platform, where he was in charge of the finance, legal, procurement, reporting and compliance, investment and financing and administration matters, and the chief executive officer of Ant Short-term Rental, a wholly owned subsidiary of Tujia. Prior to joining Tujia in 2017, Mr. Wang served as the chief financial officer of iPinYou, a digital media and advertising platform, between 2014 and 2017, and the chief financial officer and vice president of Zhongpin Inc., a meat and food processing and distribution company that was then listed on NASDAQ, between 2008 and 2013. Prior to that, Mr. Wang held a senior finance officer role in a number of companies and was an auditor at PricewaterhouseCoopers. Mr. Wang received his bachelor’s degree in industrial foreign trade from Beijing University of Technology in 1998, and an MBA degree from China Europe International Business School in 2004. Mr. Wang is a non-practicing member of the Chinese Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

“We are delighted to welcome Warren to RISE as our new CFO. Warren’s extensive experience in corporate finance and business operations will be highly valuable to us as we implement our long-term strategy. I look forward to working closely with Warren to execute our business initiatives, drive profitability and enhance value for RISE’s shareholders”, commented Ms. Lihong Wang, the Chairwoman and chief executive officer of RISE, “on behalf of RISE, I would like to thank Jiandong for her tremendous contribution as RISE’s CFO and a director over the past years and I wish her all the best.”

Mr. Warren Wang commented, “I am thrilled to join RISE. I very much look forward to working with RISE’s management team and colleagues to solidify its leadership in the ELT market. I am confident that RISE is well positioned to capture the market opportunities and achieve further growth”.

Ms. Jiandong Lu commented, “It has been very enjoyable and rewarding to work at RISE as a director and CFO. I highly appreciate the greatest support I received from my RISE colleagues. RISE has boosted teaching know-how, deep academic knowledge and operational expertise, combined with dynamic fast-learning capabilities in today’s digital era. Under Lihong’s leadership, RISE is on the way to become a more innovative and tech-based education group.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, and other complementary products, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2019.

Investor Relations Contact

Karen Gu

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

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